HRPT Properties Trust
400 Centre Street
Newton, MA 02458

March 24, 2006

VIA FAX AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attn.:   Mr. Owen Pinkerton, Senior Counsel

RE:	HRPT Properties Trust
Preliminary Proxy Statement
Filed March 16, 2006
File No. 01-09317

Dear Mr. Pinkerton:

HRPT Properties Trust (the “Company”) is providing the following response to your letter dated March 23, 2006 regarding the Securities and Exchange Commission’s (“SEC”) review of the Company’s Preliminary Proxy Statement filed on March 16, 2006.

For your convenience, your original comment appears in bold text, followed by the Company’s response.

SEC Comment:

1.                 Your disclosure in Proposal 4 indicates that by approving an amendment to your declaration of trust that permits you to issue shares without certificates, shareholders are also approving an amendment to your declaration of trust that removes your obligation to deliver certain reports to shareholders. In accordance with Rule 14a-4(a)(3), please unbundle these provisions to provide shareholders the opportunity to vote on each of these matters separately. For further guidance, please see the Fifth Supplement of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004). Please ensure that consistent revisions are made elsewhere in the proxy statement and on the proxy card.

Company Response:

The Company has separated the matters disclosed in Proposal 4 into two separate proposals, now shown as Item 4 and Item 5 in the Company’s Preliminary Proxy Statement, a revised version of which has been filed simultaneously with this letter. Item 4 now requests the approval of an amendment to the Company’s declaration of trust to permit the Company to issue shares without certificates. Item 5 now requests the approval of an amendment to the declaration of trust to remove the Company’s obligation to deliver certain reports to shareholders. The Company has made revisions consistent with these changes elsewhere in the proxy statement and on the proxy card.

SEC Comment:

2.                 Please revise your proxy statement to expand your discussion of Proposal 4. For example, identify the reports that you will not be obligated to deliver if investors approve the Proposal.

Company Response:

The Company has expanded its discussion in its revised Preliminary Proxy Statement. We refer you to the additional language added in Item 5 of the revised Preliminary Proxy Statement, which includes a discussion of the reports that the Company will not be obligated to deliver if the referenced amendment to the declaration of trust is approved.

The Company has also made other minor changes to its Preliminary Proxy Statement to reflect events occurring since March 16, 2006.

The Company acknowledges that:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the Preliminary Proxy Statement effective, it does not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Preliminary Proxy Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement; and

•       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8231 if you have any questions or require additional information.

Sincerely,

/s/ John C. Popeo

John C. Popeo
Treasurer and Chief Financial Officer
HRPT Properties Trust